Exhibit (a)(5)(G)

Mr. Kim D. Blickenstaff

Dr. Kenneth F. Beuchler

Dr. Anthony DeMaria

Mr. Howard E. Greene, Jr.

Mr. Lonnie M. Smith

Mr. Timothy Wollaeger

Biosite Incorporated

9975 Summers Ridge Road

San Diego, CA 92121

April 5, 2007

Gentlemen:

I am writing in response to the letter provided by Inverness Medical Innovations, Inc. to Biosite Incorporated yesterday afternoon, which claims that Inverness is prepared to make an offer to acquire Biosite. Let me begin by stating and reaffirming Beckman Coulter’s continuing strong commitment to its acquisition of Biosite under the definitive merger agreement between our companies. We believe that a transaction between our companies continues to provide the best and most immediate value to Biosite’s stockholders.

At first glance, the letter provided by Inverness appears to indicate Inverness’ willingness to make an offer that could provide Biosite’s stockholders with more value. A careful review of Inverness’ letter and purported financing commitments reveals, however, that Inverness’ proposal to make an offer is so highly conditional that it is illusory. Even if Inverness proceeds with making an offer, we have serious concerns about Inverness’ ability to complete such a transaction. Our transaction, which is scheduled to be completed in less than 30 days, provides superior value to Biosite’s stockholders.

We note that, in contrast to our signed definitive merger agreement, Inverness has merely indicated that it is “prepared to make an offer” to acquire Biosite. Even if Inverness were to make such an offer, Inverness has indicated that it would propose a one-step merger transaction that would require the approval of Biosite’s stockholders. The process of negotiating a merger agreement, preparing a proxy statement to be delivered to Biosite’s stockholders and calling a meeting of Biosite’s stockholders to vote on a transaction with Inverness would likely require from two months to more than five months to conclude, depending on whether the Securities and Exchange Commission determined to review the proxy statement or regulatory authorities sought to impose conditions on the completion of the transaction. Inverness has not provided any indication as to the jurisdictions in which it would be required to make filings with antitrust authorities. As we have discussed, both Beckman and Biosite have already made the necessary filings with U.S. and foreign antitrust authorities and expect that all approvals can be obtained within the next 30 days. Based on our preliminary analysis, we believe that it is possible that a transaction between Inverness and Biosite would receive more significant scrutiny by antitrust authorities than Biosite’s current transaction with Beckman.

Perhaps more important to Biosite and its stockholders than the costs of the significant delay attendant to Invernesses’ prospective transaction, is the significant uncertainty surrounding whether Inverness has the financial ability or the commitment to complete a transaction at all. In its letter, Inverness did not indicate whether an offer, should it determine to make one, would be subject to a financing condition. As you are aware, the completion of the transactions contemplated by the definitive merger agreement between our companies is not subject to any financing condition and Beckman has provided Biosite with financing commitments, the conditions to which generally parallel the conditions to Beckman’s obligation to complete the tender offer and subsequent merger.

While Inverness has indicated that it has obtained financing commitments, these “commitments” are subject to highly contingent conditions that are broad, vague and very discretionary. These conditions are too numerous to mention in this letter. However, I would point out some of the conditions to the obligations of Inverness’ proposed lenders that are most discretionary or provide greater uncertainty than the financing that has been committed to Beckman:

•	the completion of legal, tax and environmental diligence that is satisfactory to Inverness’ lenders and their legal counsel;

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the lenders not becoming aware of undisclosed information which, in their judgment, is material and adverse to that which has previously been disclosed to them (it is unclear what, if any, information has been disclosed to those lenders);

•	the lenders’ approval of the structure, conditions and terms of any transaction proposed by Inverness;

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the absence of any market disruption or adverse change that has or could reasonably be expected to materially impair syndication (which would likely include any adverse change in Inverness’ credit rating);

•	the delivery of six years of projections related to Biosite’s business that are satisfactory to the lenders;

•	the preparation of pro forma financial statements that are based upon assumptions that are acceptable to the lenders;

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pro forma consolidated EBITDA, consolidated senior debt leverage ratios and consolidated total leverage ratios that are satisfactory to the lenders, without any indication as to what standard would be applied or whether currently proposed funding levels would provide acceptable leverage ratios;

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the absence, prior to closing, of any material adverse change in Inverness’ business, including its prospects, or in Inverness’ or its subsidiaries’ ability to perform their obligations under the loan documents;

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the accuracy of Inverness’ representations to its lenders at the completion of any transaction, as opposed to the accuracy of only those representations that would also be a condition to Inverness’ obligation to complete a proposed transaction; and

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the funding of the loans by June 15, 2007 (with respect to the proposed senior loan) and by August 15, 2007 (with respect to the bridge loan) (each of these dates being prior to the August 31, 2007 outside date established in our definitive merger agreement and potentially prior to the date by which a transaction with Inverness could be completed).

For the foregoing reasons, we believe that Beckman’s fully financed, cash tender offer for Biosite is clearly superior to the unsolicited, highly speculative and conditional letter from Inverness.

I would also like to remind you of your obligations under Section 5.3 of our definitive merger agreement. That provision requires that Biosite refrain from (i) providing non-public information to any person that has made an Acquisition Proposal or Acquisition Inquiry (as such terms are defined in the merger agreement) or (ii) participating or engaging in discussions or negotiations with any person, including Inverness, with respect to an Acquisition Proposal or Acquisition Inquiry, unless specified conditions have been satisfied. These conditions include the receipt by Biosite of an Acquisition Proposal that you conclude, in good faith, after consulting with your outside legal counsel and a financial advisor of nationally recognized reputation constitutes or is reasonably likely to lead to a Superior Proposal (also as such term is defined in the merger agreement).

First, the letter provided by Inverness at most constitutes an Acquisition Inquiry, and is clearly not an Acquisition Proposal. It it is merely a request for additional diligence so that Inverness can decide whether it will make an offer or proposal. Accordingly, we do not believe that the merger agreement permits Biosite to respond to this inquiry. Responding in violation of the merger agreement would put Biosite in the position of breaching Section 5.3 of the agreement and could ultimately prevent Biosite from being able to terminate the merger agreement to accept an alternative transaction. Under these circumstances, Beckman would potentially also have the right to terminate the merger agreement and receive a $50 million termination fee from Biosite at a time in which Inverness is under no obligation to complete a transaction with Biosite. Under these circumstances, the termination fee will come out of Biosite’s stockholders’ pockets. Second, even if Inverness were to make an Acquisition Proposal on the terms contemplated in its letter, given the highly contingent nature and significant delay attendant to those terms, it is difficult to imagine that such a proposal could be viewed as reasonably likely to lead to a Superior Proposal. This is particularly true because the definition of Superior Proposal in the merger agreement requires that, in addition to the financial terms of any offer, you also consider the legal and regulatory aspects of the offer, the financing required to complete the transaction contemplated by the offer and whether that offer is reasonably certain of being consummated on its proposed terms. We accordingly do not believe that it would be appropriate for you to respond to Inverness’ letter or solicit or encourage any further communication from Inverness.

We continue to value the longstanding commercial relationship that we have built with Biosite over the past several years, a relationship that could be placed at risk if Biosite would be acquired by another party.

We remain very enthusiastic about the prospects for developing Biosite and Beckman Coulter as a combined business and we look forward to completing the transaction contemplated by our definitive merger agreement within the next 30 days.

Sincerely,

/s/ Scott Garrett

Scott Garrett

President and Chief Executive Officer

Beckman Coulter, Inc.

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